UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TPI Composites, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37839	20-1590775
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8501 N. Scottsdale Rd. Gainey Center II, Suite 100 Scottsdale, Arizona	85253
(Address of Principal Executive Offices)	(Zip Code)

Steven G. Fishbach, General Counsel & Secretary

(480) 305-8910

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2022

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of TPI Composites, Inc. (“TPI”) for the reporting period January 1 to December 31, 2022 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on our website at www.tpicomposites.com/English/investors/default.aspx as well as on the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit.

TPI has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2—Exhibits

Item 2.01	Exhibits.

Exhibit Number	Description of Document

1.01	TPI Composites, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TPI Composites, Inc.

Dated: May 31, 2023	By:	/s/ Steven G. Fishbach
	Name:	Steven G. Fishbach
	Title:	General Counsel and Secretary